UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:        December 31, 2005
                                               Estimated average burden
                                               hours per response.............11

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)*


                          SK TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                  784409 30 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David H. Peipers
                              8869 Blackheath Way
                             Tallahassee, FL 32312
                                  631-645-0729
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784409 30 2                    13D                   Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                David H. Peipers
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.784409 30 2                       13D                   Page 3 of 5


________________________________________________________________________________
Item 1.  Security and Issuer.

                This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of SK Technologies Corporation (the "Issuer"); 2,951,397 shares of which were previously owned directly by the Reporting Person, 5,897,201 shares of which are owned by The Winsome Limited Partnership ("Winsome," formerly Crossroads Limited Partnership) and were previously beneficially owned indirectly by the Reporting Person, and 5,596,464 shares of which are owned by The Cornerhouse Limited Partnership ("Cornerhouse") and were previously beneficially owned indirectly by the Reporting Person (together, the "Shares"). The address of the Issuer's principal executive office is 3060 N.E. 42nd Street, Ft. Lauderdale, Florida 33308.


________________________________________________________________________________
Item 2.  Identity and Background.

     (a) The name of the reporting person is David H. Peipers (the "Reporting Person").

     (b) The business address of the Reporting Person is 8869 Blackheath Way, Tallahassee, FL 32312.

     (c)        The Reporting Person's principal business is private investing.
The Reporting Person conducts his business at 8869 Blackheath Way, Tallahassee, FL 32312.

     (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, in the last five years.

     (f)        David H. Peipers is a citizen of the United States.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

                Not Applicable.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) The Shares (as well as certain other assets) were transferred, directly and indirectly, by the Reporting Person to Sixth Avenue Associates LLC in exchange for the cancellation of certain outstanding indebtedness owed by David H. Peipers to Sixth Avenue Associates LLC and Dorothy D. Eweson. The Reporting Person is no longer a member of a group with Cornerhouse and Winsome.
________________________________________________________________________________

CUSIP No. 784409 30 2                    13D                   Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person does not beneficially own any shares of the Common Stock of the Issuer.

     (b) The Reporting Person does not have the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of any shares of the Common Stock.

     (c) The Shares (as well as certain other assets) were transferred, directly and indirectly, by the Reporting Person to Sixth Avenue Associates LLC in exchange for the cancellation of certain outstanding indebtedness owed by David H. Peipers to Sixth Avenue Associates LLC and Dorothy D. Eweson.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale.

     (e) On December 18, 2003, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                None.
________________________________________________________________________________

CUSIP No. 784409 30 2                    13D                   Page 5 of 5 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

                                                   February 13, 2004
                                        ----------------------------------------
                                                         (Date)


                                                  S/David H. Peipers
                                        ----------------------------------------
                                            David H. Peipers, individually
                                            (Signature)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).